                                                                                                                                 December 14, 2012

Mr. Terrance O’Brien

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: CPS Technologies Corporation

Forms 10-K

Filed March 30, 2012

File No. 0-16088

Dear Mr. O’Brien

This is in response to your letter to me dated November 21, 2012 in which you offered comments on our recent filings.  Your comments and our responses are included below:

Form 10-K filed March 30, 2012

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1.      In future filings, please ensure that you provide disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. In this regard, we note the net losses recorded in the fourth quarter of both fiscal 2011 and 2010, and gross margin was also significantly below the margins recognized for the other three quarters of each year. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance.

               We acknowledge the Staff's comment and will modify future filings beginning with our Form 10-K for the year ended December 29, 2012.  In these we will disclose changes in our fourth quarters which vary from trends and material fluctuations from those reported in the previous three quarters.

Management’s Discussion and Analysis

Application of Critical Accounting Policies

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Revenue Recognition

2.      You state “Shipping terms are customarily EXW (Ex-works), shipping point”. Please explain what you mean by EXW, e.g., whether it is similar to FOB, and how your shipping terms comply with ASC 605-45-45-19 through 45-21.

               The International Chamber of Commerce defines "Incoterm" which are rules in international commercial trade.  One of these rules is "ex-works" which means that the seller makes his goods available at his location and the buyer is responsible for all transportation costs and bearing the risk of bringing the goods to their final destination.  In this regard, "Ex-works,

               shipping point", is consistent with terms embodied in FOB shipping point.

               These are the Company's customary terms.  In transactions where the

               Company pays third party shipping cost, these cost are added to the selling price and recorded as revenues of the Company and the costs are

               not deducted from revenues.   This complies with ASC 605-45-45-19 through

               45-21 as the Company meets the indicators of gross revenue reporting as listed in ASC-45-45-3 through 45-14.

3. You state that the cooperative agreement entered into with the US Army Research Laboratory in 2008 is a four-year agreement which is 95% funded by the US Department of Defense and 5% funded by CPS. Please tell us and revise future filings as applicable to disclose the date that this agreement is scheduled to end, and whether the Company expects to invoice the full $6.6 million that has been approved. We note the subsequent Forms 10-Q mention only a continued reduction in revenues earned therefrom.

             Amendment/Modification #P00008 extended the term of performance of the original

             Agreement, Cooperative Agreement W911NF-08-2-0017,  from July 14, 2012 to July 14,

             2013.  As of September 29, 2012, the Company had invoiced $6.1 million since inception of the Agreement and expects to invoice the full amount approved i.e. $6.6 million, before

             July 14, 2013.

Income Taxes

4. Given your recent adverse operating results, please tell us and expand your disclosure herein in future filings to provide the positive and negative factors you considered in assessing whether a tax valuation allowance is warranted. Refer to ASC 740-10-30-17 and 30-18. Explain why most of the deferred tax asset is classified as long-term instead of as current, and disclose the amount of taxable income you need to generate in order to realize your deferred tax assets and the time period you have in which to recover them.

               The Company considers many factors in assessing whether or not a valuation allowance for its Deferred Tax asset is warranted.  On the positive side, the Company considered such factors as its:  history of taxable earnings (seven consecutive years from

               2003-10), global customer base consisting of large companies with significant resources,

               current products and their expected life, technological advantages, potential for price increases, trend of improved manufacturing efficiencies and the magnitude of the Deferred

               Tax Asset compared with the Company’s expectation of future earnings over the remaining life of the asset.  On the negative side, the Company considered such factors as: the current global recession, the Company’s ability to absorb a period of operating losses and negative cash flow and the potential for technological breakthroughs and substitution of the

               Company’s products by lower cost solutions.

               The Company’s decision to classify its Deferred Tax Asset as non-current occurred in the second quarter as sales slowed, adverse economic conditions persisted and it became clear that earning a profit for the year and realizing some deferred tax benefits over the short-

               term would be unlikely.

               At December 31, 2011 the Company’s Deferred Tax Asset included net operating loss carryforwards and other temporary differences which will  require taxable income of approximately $3.8 million to fully utilize, assuming an effective corporate tax rate of

               39%. The Company will have to earn an additional $2.4 million of taxable income to fully utilize the Deferred Tax Asset generated during the first nine months of 2012.  The

               Company has concluded that it is more likely than not that its Deferred Tax Asset will be fully realized.  Current projections of future taxable income, including the reversal of temporary differences,  reflect the Company’s belief that it has attractive growth opportunities and a favorable cost structure.  These projections support the conclusion that the Company will generate taxable income sufficient to utilize the losses before they expire.

               An important consideration in this analysis is that fact that none of the NOL carryforwards

               expire before 2020 and the current year’s loss will not expire until 2032.   The Company

               will reconsider the need for a valuation reserve for its Deferred Tax Asset at year-end.

Results of Operations

5.      In future filings, please quantify the extent to which increases/decreases in volume, prices, the introduction of new products, and inflation impacts of raw materials contributed to the changes in net sales and gross profit margin. We especially note the gross losses incurred in the first and third quarters of fiscal 2012. In addition, please quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

               We acknowledge the Staff's comment and will modify future filings beginning with our Form 10-K for the year ended December 29, 2012 to disclose major factors causing changes in Sales and Gross Margin.  In addition, we will add more detail to our description of factors causing fluctuations in line items included in Income from Continuing Operations.

Liquidity and Capital Resources

        6.  We note inventories increased 106% during 2011, and had a material negative impact on        your operating cash flows for the year. Please revise future filings to quantify inventory turnover or days sales in inventory for the periods presented and to explain material variances. We also note the obsolescence charges recorded in each of the two quarters ending September 29, 2012. Please revise to disclose the nature and circumstances of this obsolescence and whether you expect to incur further such charges, given your disclosure in the Inventory Critical Accounting Policy that there is “minimal obsolescence risk as the products typically have a life which extends over a number of years and do not deteriorate over time.”

               We acknowledge the Staff's comments and will modify future filings beginning with our Form 10-K for the year ended December 29, 2012 to quantify inventory turnover and explain significant variances.

               Beginning with our Form 10-K for the year ended December 29, 2012, we will add commentary to explain the nature and circumstances of our obsolescence charges.

               You correctly cite that in our accounting policies we state that there is

               "minimal obsolescence risk as the products typically have a life which extends over a number of years and do not deteriorate over time."  This is true but, earlier in the policy, we indicate that "....the company may deliberately produce product for which the customer's expected shipment dates are in the future to more efficiently schedule production resources."

               In our 10-K filing for the period ended December 29, 2012, we will revise this section in an effort to make the risk of obsolescence clearer to the reader.  This is our proposal:

                  "The Company manufactures to specifications and the products typically have a life which extends over several years and does not deteriorate over time.  Therefore, the risk of obsolescence due to the passage of time, per se, is minimal.  However, in order to more efficiently schedule production or to meet agreements with customers to have inventory in the pipeline, the Company occasionally manufactures products in advance of purchase orders.  In these instances, the Company bears the risk that it will be left with product manufactured to specification for which there are no customer purchase orders. The Company scrutinizes its inventory and, in the absence of pending customer orders or strong evidence of future sales, establishes an obsolescence reserve when there has been no activity on a particular part for a twelve  month period.”

Form 10-Q for the period ended September 29, 2012

Management’s Discussion and Analysis

7. In Note (10) you disclose that in November 2012, you agreed to a modification of your Line of Credit and Lease Line which, among other things, waived a covenant violation at the end of the third quarter and modified future covenants. Please tell us and revise future filings to disclose which covenant(s) were violated at September 29, 2012. In future filings, beginning with your December 29, 2012 Form 10-K, please revise to disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and

501.13.c. of the Financial Reporting Codification for guidance.

              We acknowledge the Staff’s comments and will modify future filings, beginning with our

              Form 10-K for the year ended December 29, 2012, to identify which covenant was violated at September 29, 2012 (“Earnings Coverage”);  in addition, we will disclose the covenant requirements and the actual ratios achieved as of the most recent balance sheet date.

Date:    December 14, 2012

/s/        Ralph M. Norwood

Ralph M. Norwood

Chief Financial Officer